27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2830

February 8, 2011
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Kaiser Aluminum Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 24, 2010 File No. 52105
Dear Mr. O’Brien:
     On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated January 25, 2011, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
     For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Exhibits
1.	We note your response to comment 4 of our letter dated December 15, 2010, however it does not appear that you have filed an amendment to your Form 8-K filed March 24, 2010. Please advise as to when you plan to file this amendment.
Response: The Company notes the Staff’s comment and on January 28, 2011 filed an amendment to its Current Report on Form 8-K filed March 24, 2010, to include a full copy of its Credit Agreement dated March 22, 2010, including all exhibits and schedules thereto.
2.	We note your response to comment 10 of our letter dated December 15, 2010. However, we continue to believe that additional clarification would be helpful to investors to explain how you calculated the actual payout of the annual cash incentives to your named executive officers. The current disclosure regarding EVA suggests that EVA is, by itself, a separate performance target, when it appears that it is simply a term used to describe the value added by the named executive officers, as measured by the difference in the actual results for your adjusted pre-tax operating income versus the performance target (including the threshold, target and minimum) set for your

Mr. Terence O’Brien
Securities and Exchange Commission
February 8, 2011

adjusted pre-tax operating income. Further, please concisely explain, to the extent accurate, that the difference in the actual result versus the performance target is used to determine the multiplier that is subsequently used to determine each name executive officer’s payout, after such multiplier is adjusted for safety results, segment performance, and individual performance. Please also use an illustrative example of how the final annual cash incentive payout for a named executive officer was calculated to help clarify how the actual results and specific modifiers resulted in the final payout for such named executive officer.
Response: The Company notes the Staff’s comment. If the Company had received this comment prior to the mailing of its 2010 Proxy Statement, the Company would have supplemented the disclosure on page 37 before the caption “Long-term incentives” with the following disclosure:
“The 2009 STI Plan multiple based on the Company’s 2009 EVA results was approximately .67x. After applying a positive safety modifier based on the final 2009 TCIR, the multiple was increased slightly to the final award multiple of approximately .68x noted above. Also as noted above, each of our named executive officers was determined to have substantially met or exceeded their 2009 individual performance goals. However actual awards were lower than the unadjusted awards for each of our named executive officers (other than Mr. McAuliffe) as a result of dilution of the cash pool by final awards in excess of unadjusted awards to other participants in the STI Plan determined to have exceeded their individual performance goals and recommendations made by certain of our named executive officers to reduce their respective potential individual actual awards in order to increase the pool available for other participants in the STI Plan and minimize the dilutive effect of awards greater than unadjusted awards. Mr. McAuliffe’s actual award was higher than his unadjusted award as a result of exceeding his 2009 individual performance goals, particularly in regard to recruiting, labor negotiations and management program development.
The table below sets forth for our 2009 STI Plan, the target, EVA multiplier before safety, EVA multiplier after safety, the unadjusted award determined by multiplying the target for each named executive officer by the EVA multiplier after safety and the actual award received for each of our named executive officers:

			EVA Multiplier After	Unadjusted		Final
Name	Target	EVA Multiplier	Safety Modifier	Award	Actual	Multiplier
Jack A. Hockema	$539,000	.669	.684	$368,676	$338,700	.628
Daniel J. Rinkenberger	$180,000	.669	.684	$123,120	$121,400	.674
John Barneson	$136,000	.669	.684	$93,024	$91,700	.674
John M. Donnan	$150,000	.669	.684	$102,600	$101,500	.676
James E. McAuliffe, Jr.	$105,000	.669	.684	$71,820	$75,600	.720
”
* * * * * * *

Mr. Terence O’Brien
Securities and Exchange Commission
February 8, 2011

     If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770.

Very truly yours,
/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation Cherrie Tsai, Kaiser Aluminum Corporation Troy B. Lewis, Jones Day